                                                       REGISTRATION NO. 33-44849
                                       FILED PURSUANT TO RULES 424(b)(3) AND (c)

                PROSPECTUS SUPPLEMENT DATED NOVEMBER 28, 1995 TO
                          PROSPECTUS DATED MAY 1, 1995

          A new management team at a majority-owned subsidiary of WMX Technologies, Inc. (the "Company"), Waste Management International plc, is engaged in a review of operations and management structure at that subsidiary. Depending on the outcome of this review, which is expected to be completed in the fourth quarter, the possibility exists that the subsidiary will record a charge that could be material to its and the Company's results of operations.

          A subsidiary of the Company has been involved in litigation challenging a municipal zoning ordinance which restricted the height of its New Milford, Connecticut landfill to a level below that allowed by the permit previously issued by the Connecticut Department of Environmental Protection ("DEP"). Although a lower court had declared the zoning ordinance's height limitation unconstitutional, the Connecticut Supreme Court reversed that ruling and remanded the case for further proceedings in the Superior Court in the judicial district of Litchfield. On November 8, 1995, the lower court ordered the Company's subsidiary to apply to the DEP for permission to remove all waste above the height allowed by the zoning ordinance. The Company believes that removal of such waste is an inappropriate remedy and its subsidiary intends to appeal the most recent ruling. The Company is unable to predict the outcome of any appeal or the removal action that may ultimately be required following further appeals or as a result of the permitting process. However, if the lower court order as to removal of the waste is not modified, the subsidiary could incur substantial costs, which could vary significantly depending upon the nature of any plan for removing the waste which is eventually approved by applicable regulatory authorities, the actual volume of waste to be moved and other currently unforeseeable factors and which could have a material adverse effect on the Company's financial condition and results of operations in one or more future periods.